Exhibit 3.1

Progress Software Corporation

AMENDMENT
TO
AMENDED AND RESTATED BYLAWS

Clause (a) of the “Special Meetings” section of the Amended and Restated Bylaws of Progress Software Corporation is deleted in its entirety and replaced with the following:

"Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), or (iv) the Secretary, or in case of the death, absence, incapacity or refusal of the Secretary, by any other officer, upon written application of one or more stockholders who hold at least forty percent (40%) in interest of the capital stock of the corporation entitled to vote at such meeting."

EFFECTIVE AS OF: March 19, 2019.